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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011258

SEC RECEIVED FEB 27 2003 PROCESSING WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ING America Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita F. Woods (770) 933-3620
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PJD 3/13

OATH OR AFFIRMATION

I, Anita F. Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ING America Equities, Inc., as of 12/31/2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer / FINOP
Title

Notary Public

TRACY S. COSBY NOTARY EXPIRES GEORGIA JUNE 13, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ING America Equities, Inc.

For the year ended December 31, 2002
with Reports of Independent Auditors

0302-0398266

ING America Equities, Inc.

Audited Financial Statements and Supplemental Information

For the year ended December 31, 2002

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 9
Schedule II – Statement Pursuant to SEC Rule 17a-5(d)(4) 10
Schedule III – Statement Regarding SEC Rule 15c3-3 11
Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 12

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
ING America Equities, Inc.

We have audited the accompanying statement of financial condition of ING America Equities, Inc. (a wholly owned subsidiary of Security Life of Denver Insurance Company, which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING America Equities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2003

ING America Equities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	**$ 253,400**
Due from affiliates	**399,622**
Other assets	**9,304**
Total assets	**$ 662,326**
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	**$ 179,518**
Due to affiliates	**91,743**
Accounts payable and other accrued expenses	**72**
Total liabilities	**271,333**
Stockholder's equity:	
Common stock, par value $1 per share; 250,000 shares authorized; 150,000 shares issued and outstanding	**150,000**
Additional paid-in capital	**451,000**
Accumulated deficit	**(210,007)**
Total stockholder's equity	**390,993**
Total liabilities and stockholder's equity	**$ 662,326**

See accompanying notes.

ING America Equities, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	**$34,097,939**
Distribution fee	**770,532**
Interest and dividend income	**134**
Total revenues	**34,868,605**
Expenses:	
Commissions	**34,097,939**
Management fees paid to affiliates	**711,488**
Other operating expenses	**59,178**
Total expenses	**34,868,605**
Net income	**$ –**

See accompanying notes.

ING America Equities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2002	$150,000	$251,000	$(210,007)	$190,993
Capital contribution	–	**200,000**	–	**200,000**
Balance at December 31, 2002	**$150,000**	**$451,000**	**$(210,007)**	**$390,993**

See accompanying notes.

ING America Equities, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	**$ –**
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due from affiliates	**(71,451)**
Other assets	**29,606**
Commissions and concessions payable	**(104,431)**
Due to affiliates	**85,596**
Net cash used in operating activities	**(60,680)**
Financing activities	
Capital contributions from Parent	**200,000**
Net cash provided by financing activities	**200,000**
Net increase in cash and cash equivalents	**139,320**
Cash and cash equivalents at beginning of year	**114,080**
Cash and cash equivalents at end of year	**$ 253,400**

See accompanying notes.

ING America Equities, Inc.

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Ownership

ING America Equities, Inc.'s (the "Company") business consists solely of the wholesale distribution of variable life policies and annuity contracts on behalf of affiliated insurance companies. The Company operates as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Security Life of Denver Insurance Company ("Security Life") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company's securities transactions are limited to variable annuities. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has not recorded any deferred tax expense, as there are no book-to-tax differences in the basis of its assets and liabilities.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Revenue Recognition

Commissions revenue and expense are recognized when the insurance policies or annuity contracts are issued.

The Company is compensated for distribution services through an annual distribution fee. Distribution fee income is recognized as the distribution services are provided.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. As the Company had no net income or loss, no tax expense or benefit has been recorded.

4. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by Security Life of Denver and Southland Life Insurance Company, affiliates of the Company. The Company receives all of its commission revenue from the affiliated insurance companies which is passed through to retail broker-dealers as commission payments.

4. Related Party Transactions (continued)

Pursuant to distribution service agreements with affiliated insurance companies, the Company receives compensation from the affiliated companies through an annual distribution fee.

The Company participates in administrative service agreements with affiliated insurance companies for general business, administrative, and management services provided by the affiliated insurance companies to the Company. These services are provided on the basis of the affiliated insurance companies' allocated costs. During 2002, the Company incurred expenses under these contracts of $711,488. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

Revenues and expenses recorded as a result of transaction and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 10 to 1. At December 31, 2002, the Company had net capital of $161,585, which was $143,497 in excess of its required net capital of $18,088. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.68 to 1.

Supplemental Information

ING America Equities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Stockholder's equity	**$390,993**
Non-allowable assets	
Due from affiliates, aged	**220,104**
Other assets	**9,304**
Total non-allowable assets	**229,408**
Net Capital	**$161,585**
Aggregate indebtedness (AI)	
Commissions and concessions payable	**$179,518**
Due to affiliates	**91,743**
Accounts payable and other accrued expenses	**72**
Total aggregate indebtedness	**$271,333**
Minimum net capital requirement, 6 2/3 % of AI	**$ 18,088**
Minimum dollar net capital requirement	**$ 5,000**
Excess net capital	**$143,497**
Excess net capital at 1000%, as defined	**$134,451**
Ratio of aggregate indebtedness to net capital	**1.68 to 1**

ING America Equities, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

ING America Equities, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2002

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
ING America Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ING America Equities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2003